02022515

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UNITED STATES
..S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED APR - 2 2002 365 PROCESSING WASH, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51279

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Post-Lane & Co., LLC 99 Battery Place, Suite 16E
(No. and Street)

New York, (City) NY (State) 10280 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Catanio, Moskowitz & Gutwetter, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

70 Grand Avenue (Address) River Edge (City) NJ (State) 07661 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 0 5 2002 THOMSON FINANCIAL P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Richard Rosen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Post-Lane & Co., LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

MAYRA FRANCESCHINI
Notary Public, State of New York
No. 24-5004679
Qualified in Richmond County
and New York County
Commission Expires 11-23-06

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CATANIO
MOSKOWITZ &
GUTWETTER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

70 GRAND AVENUE, RIVER EDGE, NEW JERSEY 07661

Thomas J. Catanio, Jr., C.P.A.
Michael Moskowitz, C.P.A.
David J. Gutwetter, C.P.A.

Bernard H. Yegelwel, C.P.A.

TEL: (201) 487-5000 FAX: (201) 487-4446

Independent Auditors' Report

To the Board of Directors and Members of

Post-Lane & Co., LLC

We have audited the accompanying statement of financial condition of Post-Lane & Co., LLC as of December 31, 2001 and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the management of Post-Lane & Co., LLC. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Post-Lane & Co., LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Catanio, Moskowitz & Gutwetter, P.C.

February 28, 2002

POST-LANE & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	26,281
Cash deposits with clearing organization		35,000
Total Assets	$	61,281

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	3,525
Member's Equity		57,756
Total Liabilities and Member's Equity	$	61,281

The accompanying notes are an integral part of these financial statements.

POST-LANE & CO., LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue:		
Commissions	$ 36,686	
Other income	53,500	
Total Revenue		90,186
Expenses:		
Employee compensation and benefits	60,871	
Floor brokerage, exchange, and clearance fees	870	
Regulatory fees	3,657	
Other expenses	129,512	
Total Expenses		194,910
NET (LOSS)		$ (104,724)

The accompanying notes are an integral part of these financial statements.

POST-LANE & CO., LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance - January 1, 2001	$	62,480
Capital Contributions		100,000
Net (Loss)		(104,724)
BALANCE - DECEMBER 31, 2001	$	57,756

The accompanying notes are an integral part of these financial statements.

POST-LANE & CO., LLC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated Borrowings, January 1, 2001	$ -
Subordinated Borrowings, December 31, 2001	$ -

The accompanying notes are an integral part of these financial statements.

POST-LANE & CO., LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flow Used In Operating Activities:		
Net loss	$ (104,724)	
(Increase)/decrease in operating assets:		
Commissions receivable	6,494	
Other receivables	1,500	
Increase/ (decrease) in operating liabilities:		
Accounts and accrued expenses payable	3,315	(93,415)
Cash Flow from Investing Activities:		
Sale of Partnership Share		100,000
Increase in Cash		6,585
Cash at Beginning of Year		19,696
Cash at End of Year		$ 26,281

SUPPLEMENTAL CASH FLOW DISCLOSURES

Income Taxes Paid	$ -
Interest Payments	$ -

The accompanying notes are an integral part of these financial statements.

POST-LANE & CO., LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

ORGANIZATION AND NATURE OF BUSINESS

Post-Lane & Co., LLC, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Securities Investor-Protection Corporation (SIPC) and the National Association of Securities Dealers (NASD). The Company is a Delaware Limited Liability Company that is wholly-owned by IDT Associates, LLC. As of January 1, 2001, Elizabeth Rosen resigned from Post-Lane & Co., LLC. In September 2001, Post-Lane & Co., LLC sold an 11.11% interest.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including risk less principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions

Securities transactions in regular-way trades are recorded on the settlement date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis.

Significant Credit Risk

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or the counter-party fails to perform, the Company may sustain a loss if the market value of the security is different from the contract price. The Company as a non-dealing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the clearing agent, Dain Correspondent Clearing. The Company is located in New York City and its customers are located throughout the United States.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or re-pledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Banking

Investment banking revenues includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Income Taxes

The Company has elected to be treated as a partnership for income tax purposes. Accordingly, no provision for Federal or State income taxes has been made, since any liability for such taxes is that of the Partners and not the Company.

STATEMENT OF CASH FLOWS

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

POST-LANE & CO., LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to clearing organizations at December 31, 2001, consist of the following:

	Receivable	Payable
Deposits held by clearing agent	35,000	-

The company uses a clearing correspondent with respect to the accounts of the Company's customers that provides services such as: (i) executing, clearing and settling securities transactions on behalf of Correspondent; (ii) preparing and delivering confirmation of Transactions and periodic Account statements; (iii) extending credit ("Margin") to Customers with respect to Account activity; (iv) performing cashiering functions, including, but not limited to, receiving and delivering checks, funds and securities and collecting commissions and other fees of Correspondent;, (v) safeguarding Account funds and securities, and (vi) maintaining books and records with respect to the Accounts.

SUBORDINATED BORROWINGS

There was no subordinated borrowing during the 2001 year.

COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company enters in selling group commitments. Transactions relating to such selling group commitments that were open at December 31, 2001, and were subsequently settled had no material effect on the financial statements as of that date.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $57,756, which was $7,756 in excess of its required net capital of $50,000.

CONSULTING FEES

Post-Lane & Co., LLC pays a consulting fee to its member, IDT Associates, LLC.

CATANIO
MOSKOWITZ &
GUTWETTER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

70 GRAND AVENUE, RIVER EDGE, NEW JERSEY 07661

Thomas J. Catanio, Jr., C.P.A.
Michael Moskowitz, C.P.A.
David J. Gutwetter, C.P.A.

Bernard H. Yegelwel, C.P.A.

TEL: (201) 487-5000 FAX: (201) 487-4446

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Members of

Post-Lane & Co., LLC

We have audited the accompanying financial statements of Post-Lane & Co., LLC as of and for the year ended December 31, 2001 and have issued our report thereon dated February 28, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Catanio, Moskowitz & Gutwetter, P.C.

February 28, 2002

POST-LANE & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Schedule I

Net Capital		
Total member's equity	$ 57,756	
Additional charges for subordinated borrowings allowable in compilation of capital	-	
Total Capital and Allowable Subordinated borrowings		$ 57,756
Deductions and/or charges:		
Non-allowable assets:		
Receivable from parent		-
Net capital before haircuts on securities position		57,756
Haircuts on securities		-
Net Capital		$ 57,756
Aggregate Indebtedness Items Included in Statement of Financial Condition:		
Total Aggregate Indebtedness - Accounts payable		$ 3,525
Computations of Basic Net Capital Requirement		
Minimum net capital required:		
Company	$ -	
Broker-dealer subsidy	50,000	
Total		$ 50,000
Net Capital		57,756
Excess Net Capital		$ 7,756

Note: There was no material difference between the computations of net capital calculated above and the company's computations included in Part IIA of Form 17a-5 of December 31, 2001.

POST LANE & CO., LLC
COMPUTATIONS FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

Schedule II

The Company is exempt from the provisions of 15c3-3 under the Securities and Exchange Act of 1934 in that the Company's activities are limited to those set forth in conditions of exemption appearing in paragraph (2)(k)(ii) of the Rule 15c3-3.

CATANIO
MOSKOWITZ &
GUTWETTER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

70 GRAND AVENUE, RIVER EDGE, NEW JERSEY 07661

Thomas J. Catanio, Jr., C.P.A.
Michael Moskowitz, C.P.A.
David J. Gutwetter, C.P.A.

TEL: (201) 487-5000 FAX: (201) 487-4446

Bernard H. Yegelwel, C.P.A.

To the Board of Directors and Members of

Post-Lane & Co., LLC

In planning and performing our audit of the financial statements of Post-Lane & Co., LLC (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the internal control objectives as outlined in Rule 17a-5(g) are considered by the SEC to be adequate for its purposes in accordance with the Securities exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Catanio, Moskowitz & Gutwetter, P.C.

February 28, 2002

CATANIO
MOSKOWITZ &
GUTWETTER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

POST-LANE & CO., LLC

FINS IDENTIFICATION NO. 376996

FINANCIAL STATEMENTS

DECEMBER 31, 2001